Exhibit 99.1

FIRST QUARTER 2016

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2016 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2016 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, February 24, 2016—Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,447 million for the first quarter ended January 31, 2016, flat from the prior year. Our results reflect higher earnings in Wealth Management which benefited from the inclusion of our acquisition of City National Bank (City National) which closed on November 2, 2015 and contributed $53 million to earnings; $107 million(1) excluding amortization of intangibles of $31 million after-tax and $23 million after-tax of acquisition and integration costs. Results also reflect record earnings in Personal & Commercial Banking and higher earnings in Investor & Treasury Services offset by lower results in Insurance and Capital Markets. Our results include favourable foreign exchange translation. Our provision for credit loss (PCL) ratio of 0.31% increased 7 bps from the prior year, resulting from the low oil price environment. In addition, today we announced an increase to our quarterly dividend of $0.02 or 3% to $0.81 per share.

Compared to last quarter, net income decreased $146 million or 6%, mainly reflecting the prior quarter net favourable tax adjustments recorded in Corporate Support. Higher earnings in Investor & Treasury Services, Wealth Management, Personal & Commercial Banking and Capital Markets were also partially offset by lower earnings in Insurance.

We maintained a strong Common Equity Tier 1 (CET1) ratio of 9.9%, down 70 bps from the prior quarter, reflecting the impact from the closing of the City National acquisition.

“Within the context of a challenging macro environment, we delivered solid earnings of $2.4 billion this quarter, and I’m pleased to announce a 3% increase to our quarterly dividend,” said Dave McKay, RBC President and CEO. “In today’s environment, I’m confident that RBC’s diversified business model and disciplined risk and cost management approach position us well to continue to support our clients and deliver long-term value to our shareholders.”

Q1 2016 compared to Q1 2015

•    Net income of $2,447 million (flat from $2,456 million)

•    Diluted earnings per share (EPS) of $1.58 (down $0.07 from $1.65)

•    Return on common equity (ROE)(2) of 15.3% (down 400 bps from 19.3%)

•    Basel III CET1 ratio of 9.9% (up 30 bps from 9.6%)

Q1 2016 compared to Q4 2015

•    Net income of $2,447 million (down 6% from $2,593 million)

•    Diluted EPS of $1.58 (down $0.16 from $1.74)

•    ROE of 15.3% (down 260 bps from 17.9%)

•    Basel III CET1 ratio of 9.9% (down 70 bps from 10.6%)

Q1 2016 Business Segment Performance

Personal & Commercial Banking net income was a record $1,290 million, up $35 million or 3% compared to last year. Canadian Banking net income was $1,231 million, up $11 million or 1% compared to last year, driven by solid volume growth of 6% and higher fee-based revenue, mainly offset by lower spreads. Results also reflect higher costs to support business growth and higher PCL. Caribbean & U.S. Banking net income was $59 million, up $24 million from last year, largely reflecting the favourable impact of foreign exchange translation and cost management initiatives.

Compared to last quarter, Personal & Commercial Banking net income was up $20 million or 2%. Canadian Banking net income was relatively flat compared to last quarter as solid volume growth, higher fee-based revenue and lower marketing costs were largely offset by higher PCL and lower spreads. Caribbean & U.S. Banking net income was up $16 million, largely reflecting higher fee-based revenue and the favourable impact of foreign exchange translation.

Wealth Management net income of $303 million was up $73 million or 32% from last year, largely reflecting the inclusion of our acquisition of City National, which contributed $53 million to net income, after amortization of intangibles and acquisition and integration costs as noted above. Results also reflect lower restructuring costs of $19 million ($18 million after-tax) related to our International Wealth Management business, and higher earnings from growth in fee-based client

[1]	City National results excluding amortization of intangibles and acquisition and integration costs is a non-GAAP measure that provides readers with a better understanding of management’s perspective on our performance.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q1 2016 Report to Shareholders.

assets, mainly in Canadian Wealth Management and Global Asset Management. These factors were partially offset by lower semi-annual performance fees, and lower earnings due to a decrease in transaction volumes reflecting unfavourable market conditions.

Compared to last quarter, net income was up $48 million or 19%, mainly due to the inclusion of our acquisition of City National as noted above.

Insurance net income of $131 million decreased $54 million or 29% from last year, reflecting higher claim costs, mainly in our life retrocession business, and lower earnings from a new U.K. annuity contract as compared to two new contracts last year.

Compared to last quarter, net income was down $94 million or 42%, as the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes. Higher claims costs also contributed to the decrease.

Investor & Treasury Services net income of $143 million was relatively flat from last year, primarily due to higher funding and liquidity results, the positive impact of foreign exchange translation, and increased earnings from growth in client deposits. These factors were mostly offset by higher technology initiative spend and lower custodial fees.

Compared to last quarter, net income was up $55 million or 63%, primarily due to higher funding and liquidity results reflecting stabilizing credit spreads.

Capital Markets net income of $570 million decreased $24 million or 4% from last year, primarily due to lower results in Global Markets and Corporate and Investment Banking as compared to strong levels last year, and higher PCL. These factors were partially offset by lower variable compensation, the positive impact of foreign exchange translation and a lower effective tax rate.

Compared to last quarter, net income was up $15 million or 3%, driven by higher trading results reflecting increased client activity and moderately improved market conditions, lower litigation provisions and related legal costs, and higher results in Corporate and Investment Banking. These factors were partially offset by higher PCL. In addition, our results in the prior quarter included favourable income tax adjustments.

Corporate Support net income was $10 million, largely reflecting asset/liability management activities. Net income last year was $50 million, largely reflecting a gain on sale of a real estate asset and asset/liability management activities. Net income last quarter was $200 million, mainly reflecting net favourable tax adjustments and asset/liability management activities, partially offset by transaction costs related to our acquisition of City National.

Capital – As at January 31, 2016, Basel III CET1 ratio was 9.9%, down 70 bps compared to last quarter, largely reflecting the acquisition of City National which closed on November 2, 2015, partially offset by internal capital generation.

Credit Quality – Total PCL of $410 million increased $140 million or 52% from a year ago, largely reflecting higher PCL in Capital Markets mainly due to higher provisions in the oil & gas and utilities sectors, and higher provisions in Personal & Commercial Banking largely in our personal lending and credit card portfolios. Our PCL ratio was 0.31%, up 7 bps compared to last year and up 8 bps compared to last quarter.

Total gross impaired loans (GIL) of $3,120 million increased $987 million or 46% from last year, of which $576 million is related to Federal Deposit Insurance Corporation covered loans we acquired through our City National transaction. The increase in GIL was also partially due to the impact of foreign exchange translation and an increase in impaired oil & gas loans. Our GIL ratio was 0.59%, up 13 bps compared to last year and up 12 bps compared to last quarter.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and in the Risk management section of our Q1 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section in our Q1 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report to Shareholders and in the Risk management section of our Q1 2016 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2016 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday February 24th, 2016 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 6770410#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EST) on February 24th, 2016 until May 25th, 2016 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 9484611#).

Media Relations Contacts

Claire Holland, Senior Director, Communications – Financial, Technology, Risk Management, claire.holland@rbc.com, 416-974-2239 or 1-888-880-2173 (toll-free outside Toronto)

Sandra Nunes, Director, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Managing Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

Brendon Buckler, Associate Director, Investor Relations, brendon.buckler@rbc.com, 416-955-7807

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 37 other countries. For more information, please visit rbc.com. RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments, sponsorships and employee volunteer activities. In 2015, we contributed more than $100 million to causes around the world.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.